UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934

(Amendment No. 0)

New Frontier Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

J. Caird Investors (Bermuda) L.P.
c/o Wellington Management Company, LLP
75 State Street
Boston, MA 02109
Attn: Sara Lou Sherman
(617) 790-7746
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

64439S204
(CUSIP Number)

07/19/2005
(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing the schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[x]


	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.) [Continued on the following page(s)]
Page 1 of 10 Pages

CUSIP No. 64439S204         13D                     Page 2 of 6 Pages
----------------------------------------------------------------
1.		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

J. Caird Investors (Bermuda) L.P.
98-0343430
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2.		CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP*
(a)[   ]
(b)[   ]
----------------------------------------------------------------
3.		SEC USE ONLY


---------------------------------------------------------------
4.		Source of Funds

WC

---------------------------------------------------------------
5.		Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)

[]

----------------------------------------------------------------
6.		CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

----------------------------------------------------------------
						7.	SOLE VOTING POWER
							0
	NUMBER OF				-----------------------------
		SHARES				8.	SHARED VOTING POWER
	BENEFICIALLY
	OWNED BY					950,000
	EACH					-----------------------------
		REPORTING			9.	SOLE DISPOSITIVE POWER
	PERSON
	WITH						0
						-----------------------------
						10.	SHARED DISPOSITIVE POWER
							950,000
---------------------------------------------------------------
11.		AGGREGATE AMOUNT BENEFICIALLY OWNER BY EACH REPORTING PERSON

950,000
----------------------------------------------------------------
10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	[   ]
----------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
21.17%
----------------------------------------------------------------
12.	TYPE OF REPORTING PERSON
PN




CUSIP No. 64439S204         13D                     Page 3 of 6 Pages
----------------------------------------------------------------
1.		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Wellington Global Holdings, Ltd.
Not Applicable.
----------------------------------------------------------------
2.		CHECK THE APPROPRIATE BOX IF THE MEMBER OF A GROUP
(a)[   ]
(b)[   ]
----------------------------------------------------------------
3.		SEC USE ONLY

----------------------------------------------------------------
4.		Source of Funds

AF

---------------------------------------------------------------
5.		Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)

[]

----------------------------------------------------------------
6.		CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

----------------------------------------------------------------
						7.	SOLE VOTING POWER
							0
	NUMBER OF				-----------------------------
		SHARES				8.	SHARED VOTING POWER
	BENEFICIALLY
	OWNED BY					950,000
	EACH					-----------------------------
		REPORTING			9.	SOLE DISPOSITIVE POWER
	PERSON
	WITH						0
						-----------------------------
						10.	SHARED DISPOSITIVE POWER
							950,000
---------------------------------------------------------------
11.AGGREGATE AMOUNT BENEFICIALLY OWNER BY EACH REPORTING PERSON

950,000
----------------------------------------------------------------
12.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	[   ]
----------------------------------------------------------------
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
21.17%
----------------------------------------------------------------
14.	TYPE OF REPORTING PERSON
CO



CUSIP No. 64439S20         13G                     Page 4 of 6 Pages
----------------------------------------------------------------


Item 1.	 Security and Issuer: This statement relates to the Common Stock
(the "Common Stock") of New Frontier Energy, Inc. (the "Issuer"), whose executive offices are located at 5632 South Spotswood Street, Littleton, CO 80120.

Item 2.	Name of Person Filing:

(a) (b) and (c) This schedule is filed on behalf of (i) J. Caird Investors (Bermuda) L.P. ("J. Caird Bermuda"), a Bermuda limited partnership and (ii) Wellington Global Holdings, Ltd. ("WGHL"), a Bermuda limited company and the investment general partner of J. Caird Bermuda. J. Caird Bermuda and WGHL are sometimes referred to herin as a "Reporting Person" and collectively as the "Reporting Persons." The securities to which this
Schedule 13D relate are owned directly by J. Caird Bermuda.

J. Caird Bermuda's principal business is that of an investment fund which invests its assets in a variety of securities to achieve its investment objective. The business address and principal executive Offices of J. Caird Bermuda are c/o Wellington Management Company, LLP, 75 State Street, Boston, MA 02109

WGHL is the investment general partner of J. Caird Bermuda and its principal business is serving in such capacity for J. Caird Bermuda and certain other investment funds managed by Wellington Management Company, LLP. The business address and principal executive Offices of WGHL are c/o Wellington Management Company, LLP, 75 State Street, Boston, MA 02109


CUSIP No. 64439S204           13D                     Page 5 of 6 Pages

(d) and (e) During the last five years, none of the Reporting Persons identified in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to civil proceeding or judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.


Item 3.	Source and Amount of Funds or other Consideration:

As if July 19, 2005, J. Caird Bermuda purchased 4 units (the "Units"), issued by the Issuer at $30,000 per Unit. Each Unit consists of
(i) one 2.5% two-year Debenture ("Debenture"),immediately convertible into 25,000 shares of Common Stock at a rate of $1.20 per share; and
(ii) one three-year Warrant to purchase 12,500 shares of Common Stock.
J. Caird Bermuda used its own assets to purchase the Units, which may at any given time include funds borrowed in the ordinary course in its margin accounts.

Item 4. Purpose of Transaction:

The Units were acquired by J. Caird Bermuda in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer. None of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.


Item 5. Interest in Securities of the Issuer:

(a) and (b) As of July 19, 2005, J. Caird Bermuda may be deemed to own 950,000 shares of Common Stock of the Issuer, which consists of 20 units issued by the Issuer purchased on February 24, 2005 (the "February Units") and 4 Units issued by the Issuer purchased on July 19, 2005 (the "July Units"). Each February Unit consists of one share of 12% Series B
Convertible Preferred Stock and one Common Stock Warrant. Each share of Preffered Stock is immediately convertible into 20,000 shares of Common Stock. Likewise, each Warrant is immediately convertible into 20,000 shares of Common Stock. Thus, the 20 February Units represent 800,000 shares of Common Stock. Each July Unit consists of one Debenture immediately convertible into 25,000 shares of Common Stock at a rate of $1.20 per share and one three-year Warrant to purchase 12,500 shares of Common Stock, representing an aggregate of 150,000 shares of Common Stock. Such ownership by J. Caird Bermuda represents beneficial ownership in the aggregate of 950,000 shares of Common Stock and 21.17% of the shares outstanding of the Common Stock of the Issuer.

(c) Not Applicable.

(d) J. Caird Bermuda and WGHL each have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No other person is know to have such right or power with respect to more than five percent of the Common Stock, except:

Not Applicable.

CUSIP No. 64439S204             13G                     Page 6 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Not Applicable.

Material to be filed as Exhibits:

Not Applicable.


								SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					By: J. Caird Investors (Bermuda) L.P.

					By: Wellington Global Holdings, Ltd.,
					Its Investment General Partner

					By:	--//Sara Lou Sherman//--
					Name:	Sara Lou Sherman
					Title:	Vice President
					Date:	November 4, 2005